UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $1,000,000,000 2.00 per cent. Notes due October 24, 2022 under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: October 23, 2017

The following information regarding an issue of U.S. $1,000,000,000 2.00 per cent. Notes due October 24, 2022, (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 12, 2017 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated October 19, 2017 (the “Final Terms”) and the Terms Agreement dated October 19, 2017 (the “Terms Agreement”) each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $1,000,000,000 2.00 per cent. Notes due October 24, 2022

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)	Interest Rate/Interest Payment Date. 2.00 per cent. per annum payable semi-annually in arrears on April 24 and October 24 in each year, commencing April 24, 2018 and ending on and including the Maturity Date: See Final Terms, Item 15.

(c)	Maturity Date. October 24, 2022

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Final Terms, Item 20.

(e)	Kind and Priority of Liens. Not applicable.

(f)	Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.478 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (October 12, 2017);[1]
B.	Prospectus (June 3, 2008);[2]
C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]
D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];
E.	Global Agency Agreement (dated as of June 3, 2008);[2]
F.	Final Terms (October 19, 2017); and
G.	Terms Agreement (October 19, 2017)

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 12, 2017.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014

EXHIBIT F

Final Terms dated October 19, 2017

International Finance Corporation

Issue of

U.S.$ 1,000,000,000 2.00 per cent. Notes due October 24, 2022 under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation

2.	(i) Series Number:	1773

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies:	United States Dollars (U.S.$)

4.	Aggregate Nominal Amount:

	(i) Series:	U.S.$1,000,000,000

	(ii) Tranche:	U.S.$1,000,000,000

5.	Issue Price:	99.603 per cent. of the Aggregate Nominal Amount

6.	(i) Specified Denominations:	U.S.$ 1,000 and integral multiples thereof

	(ii) Calculation Amount:	U.S.$1,000

7.	Issue Date:	October 24, 2017

8.	Maturity Date:	October 24, 2022

9.	Interest Basis:	2.00 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable

13.	Status of the Notes:	Senior

14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable

	(i) Rate of Interest:	2.00 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	April 24 and October 24 in each year, from and including April 24, 2018 to and including the Maturity Date.

	(iii) Fixed Coupon Amount:	U.S.$ 10.00 per Calculation Amount

	(iv) Broken Amount:	Not Applicable

	(v) Day Count Fraction:	30/360 (unadjusted)

	(vi) Determination Dates:	Not Applicable

	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16.	Floating Rate Note Provisions:	Not Applicable

17.	Zero Coupon Note Provisions:	Not Applicable

18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

	Call Option II (Automatic):	Not Applicable

21.	Put Option:	Not Applicable

22.	Final Redemption Amount of each Note:	U.S.$ 1,000 per Calculation Amount

23.	Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S.$ 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES
24.	Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date

25.	New Global Note (NGN):	No

26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28.	Details relating to Partly Paid Notes:	Not Applicable

29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable

31.	Consolidation provisions:	Not Applicable

32.	Additional terms:	Applicable

	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	HSBC Bank plc - 8 Canada Square London E14 5HQ United Kingdom	U.S.$ 333,334,000

		J .P. Morgan Securities plc - 25 Bank Street Canary Wharf London E14 5JP United Kingdom	U.S.$ 333,333,000

		The Toronto-Dominion Bank - 60 Threadneedle Street London EC2R 8AP United Kingdom	U.S.$333,333,000

	(ii) Date of Terms Agreement:	October 19, 2017

	(iii) Stabilizing Manager(s) (if any):	Not Applicable

34.	If non-syndicated, name and address of Dealer:	Not Applicable

35.	Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount

36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Monish Mahurkar
Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	London

(ii) Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect from on or around October 24, 2017.

RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VLH77

Common Code:	170583256

CUSIP:	45950VLH7

Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery free of payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be allocated within IFC’s Treasury to a special sub-portfolio that will be linked to IFC’s lending operations for climate-related projects (“Eligible Projects”). The sub-portfolio will be invested by IFC’s Treasury in accordance with IFC’s liquid asset management investment guidelines. So long as the Notes are outstanding, the balance of the sub-portfolio will be reduced by amounts matching disbursements made in respect of Eligible Projects.

Eligible Projects will be selected from all climate-related projects funded, in whole or in part, by IFC. IFC reserves the right to lend directly or indirectly. Eligible Projects may include the following investments:

•	investments in equipment, systems and services which result in a reduced use of energy per unit of product or service generated, such as waste heat recovery, cogeneration, building insulation, energy loss reduction in transmission and distribution;

•	investments in equipment, systems and services which enable the productive use of energy from renewable resources such as wind, hydro, solar and geothermal production;

•	investments to improve industrial processes, services and products that enhance the conversion efficiency of manufacturing inputs (energy, water, raw materials) to saleable outputs, including reduction of impact at source;

•	investments in manufacturing of components used in energy efficiency, renewable energy or cleaner production, such as solar photovoltaics, manufacture of turbines, building insulation materials;

•	investments in sustainable forestry; and

•	lending to financial intermediaries with the requirement that the IFC’s investment be on-lent to specific climate projects that fit the criteria contained herein.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by IFC during the term of the Notes. The payment of interest and principal in respect of the Notes is strictly based on the credit quality of IFC, and is not directly affected by the result of the underlying investments that IFC makes.

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein.

Capital Gains

As discussed in the Prospectus under “Tax Matters—United States Federal Income Taxation—Purchase, Sale and Retirement of the Notes”, a U.S. Holder may recognize capital gain or loss upon a sale of the Notes. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of the Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

TERMS AGREEMENT NO. 1773 UNDER

THE STANDARD PROVISIONS

October 19, 2017

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1	The undersigned agree to purchase from you (the “Corporation”) the Corporation’s U.S.$ 1,000,000,000 2.00 per cent. Notes due October 24, 2022 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on October 24, 2017 (the “Settlement Date”) at an aggregate purchase price of U.S.$ 994,780,000 (which is 99.478 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2	When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to October 17, 2017, 10:50 a.m. New York time and the term “Dealers” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3	The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4	The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.603 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

6	The purchase price specified above will be paid by J.P. Morgan Securities plc on behalf of the Dealers by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7	The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8	In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

10	Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between a Dealer and the Corporation, the Corporation acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

i.	the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of a Dealer to the Corporation under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.	the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of a Dealer or another person (and the issue to or conferral on the Corporation of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

ii.	the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to a Dealer.

11	For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12	If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14	This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

HSBC BANK PLC

By:	/s/ Stuart King
Name: Stuart King
Title: Director

J.P. MORGAN SECURITIES PLC

By:	/s/ Alexander Braunleder
Name: Alexander Braunleder
Title: Vice President

THE TORONTO-DOMINION BANK

By:	/s/ Beverley Tyrrell
Name: Beverley Tyrrell
Title: Director, Transaction Management Group

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Monish Mahurkar
Name: Monish Mahurkar
Title: Director

SCHEDULE I

Dealer	Nominal Amount of Notes
HSBC Bank plc	U.S. $333,334,000
J.P. Morgan Securities plc	U.S. $333,333,000
The Toronto-Dominion Bank	U.S. $333,333,000
Total:	U.S. $1,000,000,000

SCHEDULE II

Notice Details of the Dealers:

HSBC Bank plc

8 Canada Square

London E14 5HQ

Attention: Transaction Management Group

Telephone:	+44 20 7991 8888
Facsimile:	+44 20 7992 4973

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Telephone: +44 207 134 1470

Facsimile: +44 20 3493 0682

Email: Head_of_EMEA_DCMG@jpmorgan.com

Attention: Head of Debt Syndicate and

                 Head of EMEA Debt Capital Markets Group

The Toronto-Dominion Bank

60 Threadneedle Street

London EC2R 8AP

United Kingdom

Attention:	Managing Director, Origination and Syndication
Email:	TMG@tdsecurities.com
Telephone:	+44 (0) 20 7628 2262